SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

Riverbed Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

768573 10 7
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,238,256

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,238,256

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,238,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,728,190

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,728,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,728,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,728,190

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,728,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,728,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein..

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$78,335,407

Elliott International Working Capital	$145,480,045

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Elliott recently acquired additional Common Stock and is interested in further acquiring additional shares of Common Stock at the current market price.  However, due to the poison pill installed by the Issuer’s Board of Directors, Elliott is constrained from acquiring additional shares.

Elliott has had recent dialogue with the Issuer in which Elliott shared its view that the Issuer should immediately explore a sale of the company to interested buyers, including Elliott.  Elliott also reaffirmed its $21 per share cash offer to acquire the Issuer and again requested access to diligence. All year, the Issuer’s Board and management have taken the position that their current plan (their “10% Growth Plan”) is superior to exploring a sale of the company at a premium.  Elliott disagrees with this view. Now, it is apparent that the Issuer will be unable to achieve the 10% Growth Plan and that the Issuer’s repeated previous statements made regarding that plan were unreliable.  This inability to execute and failure to remain credible has become a pattern at the Issuer, and one we believe is incredibly damaging to the Issuer’s credibility with current and prospective shareholders.

Elliott looks forward to a discussion with the Issuer and hopes we can collaboratively set on a path toward a value-maximizing transaction, something we have done successfully numerous times in the past with many different companies.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 160,542,961 shares of Common Stock outstanding as of April 29, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2014.

As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 10.8%

As of date hereof, Elliott owned directly 5,238,256 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International owned directly 9,728,190 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 9,728,190 shares of Common Stock owned directly by Elliott International, constituting approximately 6.1% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 14,966,446 shares of Common Stock, constituting approximately 9.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA have net economic exposure to approximately 1.5% of the shares of Common Stock outstanding pursuant to Derivate Agreements, as disclosed in Item 6.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected by the Reporting Persons during the past sixty days are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 822,500 and 1,527,500 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.51% and 0.95% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 1.5% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 17, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
07/15/14	Common Stock	17,500	18.409900
07/15/14	Common Stock	17,500	18.500000
07/15/14	Common Stock	17,500	18.421500
07/15/14	Common Stock	17,500	18.170400
07/15/14	Common Stock	17,500	18.250000

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
07/15/14	Common Stock	32,500	18.409900
07/15/14	Common Stock	32,500	18.500000
07/15/14	Common Stock	32,500	18.170400
07/15/14	Common Stock	32,500	18.421500
07/15/14	Common Stock	32,500	18.250000

All of the above transactions were effected on the open market.